EXECUTION VERSION

EQUITY PURCHASE AGREEMENT

This Equity Purchase Agreement (this “Agreement”) is made and executed as of June 18, 2012 (the “Signing Date”), by and among Fullbright Finance Limited, a limited liability company organized under the laws of British Virgin Islands (“Fullbright”), Suzhou Erye Economy & Trading Co., Ltd., a limited liability company organized under the laws of the People’s Republic of China (“EET”; together with Fullbright, each a “Purchaser” and collectively, the “Purchasers”), NeoStem, Inc., a Delaware corporation whose shares of common stock are publicly traded in the United States (“NeoStem”), China Biopharmaceuticals Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of NeoStem (the “Seller”; together with NeoStem, each a “Seller Party” and collectively, the “Seller Parties”), and Suzhou Erye Pharmaceutical Co., Ltd., a Sino-foreign equity joint venture with limited liability organized under the laws of the People’s Republic of China (the “Company”; together with the Purchasers and the Seller Parties, each a “Party” and collectively, the “Parties”).

W I T N E S S E T H:

WHEREAS, the Seller and EET together own an aggregate of 100% of the registered capital of the Company (the “Equity Interest”) with the Seller owning 51% of the Equity Interest (the “Erye Interest”) and EET owning 49% of the Equity Interest;

WHEREAS, the Seller and EET are parties to the Amended and Restated Joint Venture Contract of the Company dated October 20, 2009 (as further amended on May 24, 2010) (the “JV Contract”);

WHEREAS, upon the terms and conditions and for the purchase price and other considerations set forth herein, the Seller Parties desire to sell, transfer and assign to EET and Fullbright or one of its Affiliates as contemplated by Section 9.9 and the Purchasers desire to purchase from the Seller Parties directly or via one or more Affiliates of theirs all of the Erye Interest; and

WHEREAS, the Parties desire to provide for the smooth transition of ownership of the Company from the Seller to the Purchasers.

NOW, THEREFORE, intending to be legally bound and in consideration of the mutual provisions set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
DEFINITIONS AND CONSTRUCTION

Section 1.1      Definitions. Capitalized terms used but not defined herein shall have the meanings set forth below:

“Affiliate” of a Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person. For purposes of this definition, “control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities, by contract or otherwise. For the avoidance of doubt, “Affiliates” of each Party includes the board of directors and executive officers of such Party; provided, however, (A) the Company shall not be deemed an “Affiliate” of the Seller Parties or the Purchasers, and (B) each of Mr. Shi Mingsheng and Madame Zhang Jian shall not be deemed an “Affiliate” of the Seller Parties, and shall be deemed as an “Affiliate” of the Purchasers, by virtue, and to the extent, of their respective ownership interest in each Purchaser, but not by virtue of their respective office held in the Company.

“Articles of Association” means the Articles of Association of Suzhou Erye Pharmaceutical Co., Ltd., a limited liability company organized under the laws of the People’s Republic of China, dated June 16, 2005, as amended and restated on October 20, 2009, and further amended on May 24, 2010.

“Break-up Fee” has the meaning as set forth in Section 7.1(d).

“Business Day” means any day other than Saturday, Sunday, public holidays, or any day on which commercial banks in the People’s Republic of China are closed either under applicable law or action of any Governmental Authority.

“Capital Increase” has the meaning as set forth in Section 5.1(d).

“Capital Increase Procedures” has the meaning as set forth in Section 5.1(d).

“Closing” has the meaning as set forth in Section 2.5.

“Closing Date” has the meaning as set forth in Section 2.5.

“Common Stock” means common stock of NeoStem, par value US$.001 per share.

“Contract” means any contract, agreement, lease, license, commitment, understanding, franchise, warranty, guaranty, mortgage, note, bond or other instrument or consensual obligation that is legally binding.

“Delayed Submission Period” has the meaning as set forth in Section 5.1(i).

“EET Shareholder Loans” means the loans in the aggregate principal amount of RMB129.34 million, interests thereon, and other fees, charges and penalties, if any, related thereto under certain existing loan agreements between EET and the Company.

“Employee” means any current director, officer or employee of the Company.

“Encumbrance” means any lien, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement, encumbrance or any other restriction or limitation whatsoever other than restrictions on the transferability of securities arising under applicable securities laws.

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“Escrow Accounts” means, collectively, the Onshore Escrow Account and the Offshore Escrow Account.

“Equity Transfer” has the meaning as set forth in section 2.1“First Purchase Price Payment” has the meaning as set forth in Section 2.2(A)(i).

“First Repayment” has the meaning as set forth in Section 5.1(f)(1).

“Fullbright Proxy” has the meaning as set forth in Section 5.1(c).

“Governmental Authority” means any national, federal, state, provincial, county, municipal or local government, foreign or domestic, or the government of any political subdivision of any of the foregoing, or any entity, authority, agency, ministry or other similar body exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government, including any authority or other quasi-governmental entity established to perform any of such functions.

“JV Contract” means the Joint Venture Contract of the Company by and between the Seller and EET dated June 16, 2005, as amended and restated on October 20, 2009, and further amended on May 24, 2010.

“Liabilities” of any Person shall mean all obligations and liabilities of such Person (i) for any indebtedness (ii) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (iii) under letters of credit or acceptance facilities, (iv) secured by any lien, claim, charge, mortgage, pledge, security interest, equity, restriction or other encumbrance on the Company’s assets or property or (v) in the nature of guarantees, endorsements (other than for collection or deposit in the ordinary course of business) and other contingent obligations to purchase, to provide funds for payment, to supply funds to invest in any Person or otherwise to assure a creditor against loss, including guarantees of the obligations described in clauses (i) through v) above to any other Person.

“Loss” and “Losses” have the meanings as set forth in Section 8.1.

“MOFCOM” means the PRC Ministry of Commerce and/or its local counterparts as applicable.

“MOFCOM Transfer Approval” has the meaning as set forth in Section 5.1(h).

“MOFCOM Transfer Submission” has the meaning set forth in Section 5.1(h).

“MOFCOM Transfer Submission Date” has the meaning set forth in Section 5.1(h).

“NeoStem Shareholder Approval” has the meaning as set forth in Section 5.5.

“NeoStem Securities” has the meaning as set forth in Section 2.2(B).

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“Person” means an individual, partnership, corporation, limited liability company or any other entity, joint stock company, unincorporated organization or association, trust or joint venture, or a Governmental Authority.

“PRC” means the People’s Republic of China, excluding for purpose of this Agreement Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan.

“Purchase Consideration” has the meaning as set forth in Section 2.2.

“Purchasers Excess Payment” has the meaning as set forth in Section 2.2(A)(iv).

“Replacement Regulatory Materials” has the meaning as set forth in Section 7.2(b).

“Replacement Regulatory Submissions” has the meaning as set forth in Section 7.2(b).

“Total Cash Purchase Price” has the meaning as set forth in Section 2.2(A).

“Readiness Notice” has the meaning as set forth in Section 5.1(i).

“RMB Deposit” has the meaning as set forth in Section 2.2(A)(iv).

“SAFE” means the PRC State Administration of Foreign Exchange and/or its local counterparts.

“SAFE Transfer Approval” has the meaning set forth in Section 5.1(h).

“SAIC” means the PRC State Administration of Industry and Commerce and/or its local counterparts.

“SAIC Transfer Registration” has the meaning as set forth in Section 5.1(h).

“Second Purchase Price Payment” means collectively the Offshore Second Purchase Price Payment as defined and as set forth in Section 2.2(A)(ii) and the Onshore Second Purchase Price Payment as defined and as set forth in Section 2.2(A)(iii).

“Second Repayment” has the meaning as set forth in Section 5.1(f).

“Simplified Agreement” has the meaning as set forth in Section 2.3.

“Submission Permission Date” has the meaning as set forth in Section 5.1(i).

“Tax Return” means any report, return, declaration, claim for refund, notice, account or information return or statement related to taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third Purchase Price Payment” has the meaning as set forth in Section 2.2(A)(iv).

“Third Purchase Price Payment Date” has the meaning as set forth in Section 2.2(A)(iv).

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“Third Party Transaction” has the meaning as set forth in Section 7.1(d).

“Transactions” means the transactions contemplated under this Agreement.

“Transaction Tax Liability” has the meaning as set forth in Section 2.4.

“Transfer Restrictions” has the meaning as set forth in Section 2.2(B).

ARTICLE 2

THE TRANSFER OF THE EQUITY INTEREST

Section 2.1          Sale and Purchase of Erye Interest. Subject to the terms and conditions provided in this Agreement, the Seller shall, and NeoStem shall cause the Seller to, sell, transfer and assign to the Purchasers all of the Erye Interest free and clear of any Encumbrances, and the Purchasers shall purchase and acquire from the Seller all of the Erye Interest free and clear of any Encumbrances, at a purchase consideration as set forth in Section 2.2 (the “Equity Transfer”).

Section 2.2          Purchase Consideration; Escrow. Subject to the terms and conditions of this Agreement, the aggregate purchase consideration for the Erye Interest shall be as set forth below (collectively, the “Purchase Consideration”):

(A)	cash payments totaling Twelve Million Two Hundred and Eighty Thousand U.S. Dollars (US$12,280,000) (the “Total Cash Purchase Price”) payable in the following manner:

(i)	One Million Two Hundred and Twenty-Eight Thousand U.S. Dollars (US$1,228,000), being 10% of the Total Cash Purchase Price, shall be paid by the Purchasers to the Seller by wire transferring such amount to the Seller’s U.S. bank account as designated by the Seller, as soon as practicable following the Signing Date but shall in no event be later than fifteen (15) Business Days following the Signing Date (the “First Purchase Price Payment”);

(ii)	Two Million Four Hundred and Fifty Six Thousand U.S. Dollars (US$2,456,000), being 20% of the Total Cash Purchase Price, shall be paid by the Purchasers into an escrow account outside the PRC (the “Offshore Escrow Account”) with HSBC Bank as the escrow agent (or another mutually agreeable agent), pursuant to an escrow agreement in substantially the form as set forth in Exhibit A attached hereto, by the earlier of (a) the end of a seven week period following the Signing Date or (b) the MOFCOM Transfer Submission Date (the “Offshore Second Purchase Price Payment”). Upon issuance of the MOFCOM Transfer Approval, the Seller and the Purchasers shall jointly instruct the escrow agent of the Offshore Escrow Account to release such Offshore Second Purchase Price Payment so deposited to the Seller at an account designated by the Seller. Such amount may be refundable if the Transactions are terminated due to any material breach of this Agreement by any of the Seller Parties.;

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(iii)	The RMB equivalent of Two Million Four Hundred and Fifty Six Thousand U.S. Dollars (US$2,456,000), being 20% of the Total Cash Purchase Price, shall be paid by the Purchasers into an escrow account inside the PRC (the “Onshore Escrow Account”) with HSBC Bank as the escrow agent (or another mutually agreeable agent), pursuant to an escrow agreement in substantially the form as set forth in Exhibit B attached hereto, by the earlier of (a) the end of a seven week period following the Signing Date, or (b) the MOFCOM Transfer Submission Date (the “Onshore Second Purchase Price Payment”);

(iv)	The RMB equivalent of Six Million and One Hundred and Forty Thousand U.S. Dollars (US$6,140,000), being 50% of the Total Cash Purchase Price (the “Third Purchase Price Payment”), shall be paid by the Purchasers into the Onshore Escrow Account on or prior to (a) the earlier of the MOFCOM Transfer Submission Date or (b) September 30, 2012 (the “Third Purchase Price Payment Date”); provided, however, that if the MOFCOM Transfer Submission has not occurred by September 30, 2012 due to any delay in obtaining the NeoStem Shareholder Approval, the Third Purchase Price Payment Date shall automatically be extended for the Delayed Submission Period as described in Section 5.1(i). It is the Parties’ understanding that the Purchasers shall take any risks of currency fluctuation of all the RMB of the Onshore Second Purchase Price Payment and the Third Purchase Price Payment deposited in the Onshore Escrow Account (the “RMB Deposit”) so that the Seller receives cash in U.S. dollars of an aggregate of Twelve Million Two Hundred and Eighty Thousand U.S. Dollars (US$12,280,000). Upon the completion of the necessary SAFE procedures for converting the RMB Deposit by the Company, the Seller and the Purchasers shall jointly instruct the escrow agent of the Onshore Escrow Account to release such RMB Deposit to an account designated by both the Seller and the Purchasers for the immediate conversion of the RMB Deposit into U.S. dollar and simultaneous transfer of the amount so converted to an account designated by the Seller, such that the Seller shall ultimately receive in U.S. dollar an aggregate of the Onshore Second Purchase Price Payment and the Third Purchase Price Payment. At the Closing, and subject to the occurrence of, the Closing, (i) all interest accrued on the Cash Purchase Price in both the Offshore Escrow Account and the Onshore Escrow Account, and (ii) the excess of the aggregate cash amount deposited and received by the Escrow Agent in the Offshore Escrow Account and any cash amount directly paid to the Seller by the Purchasers over the Total Cash Purchase Price, being Twelve Million Two Hundred and Eighty Thousand U.S. Dollars (US$12,280,000) (such excess, the “Purchasers Excess Payment”), if any, shall be released and returned to the Purchasers by wire transferring funds to an account designated by the Purchasers; plus

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(B)	the forfeiture and cancellation of (i) all of the outstanding options of NeoStem issued to Fullbright, Mr. Shi Mingsheng and Madame Zhang Jian, respectively (such options, collectively, the “Forfeited Options”), (ii) warrants to purchase 640,000 shares of Common Stock issued to Fullbright by NeoStem (the “Fullbright Warrants”), and (iii) 1,040,000 shares of Common Stock issued or issuable to Fullbright (the “Fullbright Shares”, and together with the Forfeited Options and the Fullbright Warrants, collectively, the “NeoStem Securities”), which shall consist of (a) 400,000 shares of Common Stock issued to Fullbright represented by Certificate N1127 dated December 22, 2008, (b) 340,000 shares of Common Stock represented by a certificate for 34,000 shares of Series D Convertible Redeemable Preferred Stock issued to Fullbright represented by Certificate 023 dated June 30, 2009, and (c) 300,000 shares of Common Stock represented by a certificate for 30,000 shares of Series D Convertible Redeemable Preferred Stock issued to Fullbright represented by Certificate 024 dated July 6, 2009 (the stock certificates described in the foregoing items B(iii)(a) through (c) evidencing the Fullbright Shares, collectively, the “Fullbright Certificates”) effective at, and subject to the occurrence of, the Closing. Following the Signing Date and prior to the Closing, Fullbright shall not, and it shall cause Mr. Shi Mingsheng and Madame Zhang Jian to not, sell, transfer, pledge, assign, exercise (if applicable) or otherwise take any action that results or would reasonably be expected to result in any Encumbrance on any NeoStem Securities (the “Transfer Restrictions”). At the Closing, Fullbright shall deliver the Fullbright Certificates, duly endorsed with blank stock power attached, medallion signature guaranteed. It is understood by the Parties that (A) the Fullbright Shares have previously been provided to NeoStem as security for the performance of certain indemnification obligations under the Indemnification Agreement dated October 12, 2009, by and among NeoStem, EET, the Company and certain other parties signatories thereto (the “Indemnification Agreement”) and that the Fullbright Certificates are in the physical possession of NeoStem (or its authorized transfer agent, as applicable) in relation thereto, and (B) none of Fullbright, Mr. Shi Mingsheng and Madame Zhang Jian is in physical possession of the Forfeited Options and the Fullbright Warrants. Upon the execution of this Agreement and regardless of whether this Agreement is later terminated for any reason, the Fullbright Shares shall irrevocably be deemed to have been released by NeoStem and the Company from any and all Encumbrance placed on such shares pursuant to the Indemnification Agreement; provided, that Fullbright shall have provided to the Seller Parties the documents as required to be provided to the Seller Parties pursuant to Section 5.7, and Fullbright hereby deposits the Fullbright Shares and the Fullbright Certificates with NeoStem as part of the Purchase Consideration payable to the Seller by the Purchasers at the Closing; provided, however, that the Fullbright Certificates shall be released and returned to the Purchasers in accordance with the terms of Section 7.2. At the Closing, (i) Fullbright shall assign the Fullbright Shares and Fullbright Warrants to NeoStem and shall execute any documents necessary to accomplish such assignment and the Fullbright Certificates and Fullbright Warrants shall be released to the Seller Parties. At the Closing, each of Fullbright, Mr. Shi Mingsheng and Madame Zhang Jian shall not be required to make any closing delivery or take further actions with respect to the NeoStem Securities; plus

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(C)	At the Closing, the cancellation of all of the dividends accrued for the years ended December 31, 2010, 2011 and 2012, respectively, that would otherwise be distributable to the Seller by the Company pursuant to the JV Contract. It is understood and agreed by the Parties that the payment of the Purchase Consideration to the Seller Parties by the Purchasers shall satisfy and discharge in full all the Company’s obligations, debts and liabilities with respect to such accrued dividends, and the Seller Parties shall have no further rights, or claims of any rights, to any such dividends under the JV Contract.

Section 2.3          Regulatory Filings and Approvals. The Company agrees to use its commercially reasonable best efforts as promptly as possible to make regulatory filings and submit information necessary for the purposes of obtaining the MOFCOM Transfer Approval, effectuating the SAIC Transfer Registration and the Tax Registration, and obtaining the SAFE Transfer Approval, and Fullbright agrees to use its commercially reasonable best efforts as promptly as possible to make regulatory filings and submit information necessary for the regulatory approval and/or registration of the Transactions in the British Virgin Islands; provided, that each of the other Parties agrees to use its commercially reasonable best effort to cooperate with the applicable filing party in the Regulatory Submission and Approval, and provide information related to such Party as required by the relevant Governmental Authority for purpose of such regulatory filings and submission. The Purchasers shall be solely responsible for all regulatory filing fees associated thereto. It is agreed and understood by the Parties that the Company shall submit a simplified version of this Agreement solely with regard to the Equity Transfer for the purpose of such regulatory filings and submissions in the PRC (the “Simplified Agreement”), which Simplified Agreement shall be dated a date after the completion of the Capital Increase Procedures; provided, that the terms and conditions in the Simplified Agreement shall be consistent with the terms and conditions in this Agreement, and, in the event of any conflict between the provisions of the Simplified Agreement and this Agreement, the provisions of this Agreement shall control and prevail.

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Section 2.4          Certain Taxes and Fees. Subject to the completion of the Capital Increase Procedures, all enterprise income taxes, stamp duties, other transfer, sales and use taxes, and registration, recording and other fees incurred by any Party as a result of the consummation of the Transactions payable to the relevant PRC Governmental Authority under the laws of the PRC shall be paid by EET when due (the “Transaction Tax Liability”) and in no event shall such Transaction Tax Liability be borne by the Seller Parties; provided, however, that the Seller Parties (i) shall use their respective commercially reasonable best efforts to obtain any certificate or other document from any Governmental Authority or any other Person and, upon request by the Purchasers, take all actions to cooperate with the Purchasers as may be necessary to mitigate, reduce, or eliminate any tax, fees, charges and penalties that could be imposed (including, without limitation, with respect to the Transactions), and (ii) shall be responsible for any tax filings related to their respective capital gains on the Transactions. The Purchasers shall, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Transaction Tax Liability as required to be filed by them under the laws of the PRC, and, if required by applicable law, the Purchasers shall, and shall cause the Company to, join in the execution of any such Tax Returns and other documentation.

Section 2.5          Closing. The Erye Interest shall be transferred from the Seller to the Purchasers, free and clear of any Encumbrances, within two (2) Business Days following the satisfaction or waiver of all conditions precedent to closing as set forth in Article 6 or such other date as the Parties shall otherwise agree (the consummation of the Equity Transfer, the “Closing” and the date on which the Closing occurs, the “Closing Date”). Subject to the delivery requirement set forth in Section 2.2(B), the Closing may take place electronically via the exchange of documents and signatures.

Section 2.6          Closing Deliveries.

(a)      Seller Closing Deliveries. At or prior to the Closing, the Seller or NeoStem, as applicable, shall have delivered or cause to be delivered to the Purchasers:

(i)	this Agreement, duly executed by the Seller Parties;

(ii)	a duly executed certificate of the Chief Executive Officer of the Seller in his or her representative capacity, dated as of the Closing Date, certifying as to the Seller (A) that true and complete copies of the governing documents of such entity, as in effect on the Closing Date (including any amendments thereof), are attached thereto, (B) as to the incumbency and genuineness of the signatures of each officer executing this Agreement, and (C) as to the genuineness of the resolutions (attached as an exhibit thereto) of the Seller’s board of directors and the resolutions of its shareholder(s) (attached as an exhibit thereto), each authorizing and approving the execution, delivery and performance of this Agreement;

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(iii)	a duly executed certificate of the Chief Executive Officer of NeoStem in his or her representative capacity, dated as of the Closing Date, certifying as to NeoStem (A) that true and complete copies of the governing documents of such entity, as in effect on the Closing Date (including any amendments thereof), are attached thereto, (B) as to the incumbency and genuineness of the signatures of each officer executing this Agreement, (C) as to the genuineness of the resolutions (attached as an exhibit thereto) of NeoStem’s board of directors authorizing the execution, delivery and performance of this Agreement, and (D) the approval by the shareholders of NeoStem in accordance with the Governing Documents of such entity and the applicable rules and regulations in the United States, authorizing and approving the execution, delivery and performance of this Agreement; and

(iv)	evidence of release from the Offshore Escrow Account or direct payment by the Seller to the Purchasers of the Purchasers Excess Payment, if any, to an account designated by the Purchasers, subject to delivery by the Purchasers of the items set forth in Section 2.6(b)(ii)(a).

(b)      Purchaser Closing Deliveries. At or prior to the Closing, the Purchasers shall have delivered or cause to be delivered to the Seller Parties:

(i)	this Agreement duly executed by each Purchaser;

(ii)	(a) evidence of release from the Escrow Account or direct payment to the Seller the Total Cash Purchase Price by wire transfer of immediately available funds in U.S. dollars to the U.S. account specified by the Seller, and (b) duly executed assignments and other documents reasonably requested by NeoStem for Fullbright to execute for the assignment of the Fullbright Shares and the Fullbright Warrants to NeoStem pursuant to Section 2.2(B); and

(iii)	duly executed resignation letter from Mr. Shi Mingsheng, which shall provide for Mr. Shi’s resignation from the Board of Directors of NeoStem effective on or prior to the Closing; provided, however, that this clause shall not be interpreted to restrict Mr. Shi’s ability from resigning from the Board of Directors of NeoStem in any matter or fashion prior to the Closing regardless of whether the Closing occurs.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE SELLER

Each Seller Party represents and warrants to the Purchasers as of both the Signing Date and the Closing Date as follows:

Section 3.1          Organization and Good Standing. Such Seller Party is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

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Section 3.2          Authority and Enforceability. Except for any shareholder approval and related filings as contemplated by Section 5.5 with respect solely to NeoStem, (i) the Seller has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement; (ii) the execution, delivery and performance of this Agreement and the consummation of the Transactions by such Seller Party has been duly authorized by all necessary action on the part of such Seller Party; (iii) such Seller Party has duly and validly executed and delivered this Agreement; and (iv) assuming the due authorization, execution and delivery of this Agreement by the Purchasers and the Company, this Agreement constitutes the valid and binding obligation of such Seller Party enforceable against such Seller Party in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) laws governing specific performance, injunctive relief and other equitable remedies.

Section 3.3          No Conflict.

(a)     Except for any shareholder approval and related filings as contemplated by Section 5.5 with respect solely to NeoStem, neither the execution, delivery and performance of this Agreement by such Seller Party, nor the consummation by such Seller Party of the Transactions, will (i) conflict with or violate such Seller Party’s governing documents, (ii) result in a breach or default under, or create in any Person the right to terminate, cancel, accelerate or modify, or require any notice, consent or waiver under, any Contract to which such Seller Party is a party or to which any of the assets or properties of such Seller Party are subject, or (iii) violate any law or judgment applicable to such Seller Party.

(b)     Except for any shareholder approval and related filings as contemplated by Section 5.5 with respect solely to NeoStem, no consent, waiver, approval, order, permit, governmental authorization or other authorization of, or declaration or filing with, or notification to, any Person or Governmental Authority is required on the part of such Seller Party in connection with the execution and delivery of this Agreement, the compliance by such Seller Party with any of the provisions hereof, or the consummation of the Transactions.

Section 3.4          Legal Ownership; No Encumbrance. The Seller has valid, full and entire ownership of the Erye Interest free and clear of any Encumbrance, except as disclosed in NeoStem's filings with the U.S. Securities and Exchange Commission.

Section 3.5          Legal Proceedings. There is no proceeding pending or threatened against such Seller Party that questions or challenges the validity of this Agreement or the ability of such Seller Party to consummate the Transactions.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

Each Purchaser represents and warrants to the Seller Parties as of both the Signing Date and the Closing Date as follows:

Section 4.1          Organization and Good Standing. Such Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of its place of organization.

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Section 4.2          Authority and Enforceability. Each Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement. The execution, delivery and performance of this Agreement and the consummation of the Transactions have been duly authorized by all necessary action on the part of such Purchaser. Such Purchaser has duly and validly executed and delivered this Agreement. Assuming the due authorization, execution and delivery of this Agreement by the Seller Parties, this Agreement constitutes the valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) laws governing specific performance, injunctive relief and other equitable remedies.

Section 4.3          The Purchasers have funds in US dollars or have ready access to funds in US dollars to enable the Purchasers to make the First Purchase Price Payment, and have or will have the ability to convert funds in RMB into U.S. dollars to make the Second Purchase Price Payment and Third Purchase Price Payment when due pursuant to the terms and conditions of this Agreement.

Section 4.4          Sufficient Funds. The Company has sufficient funds available out of its working capital to repay the EET Shareholder Loans in accordance with Section 5.1(f) and (g).

Section 4.5          Legal Ownership; No Encumbrance. Each of Fullbright, Mr. Shi Mingsheng and Madame Zhang Jian, has valid, full and entire ownership of the NeoStem Securities under such Person’s name free and clear of any Encumbrance.

Section 4.6          No Conflict.

(a)     Neither the execution, delivery and performance of this Agreement by such Purchaser, nor the consummation by such Purchaser of the Transactions, (i) will conflict with or violate such Purchaser’s Governing Documents, (ii) result in a breach or default under, or create in any Person the right to terminate, cancel, accelerate or modify, or require any notice, consent or waiver under, any Contract to which such Purchaser is a party or to which any of the assets or properties of such Purchaser are subject, or (iii) violate any law or judgment applicable to the Purchaser.

(b)     Except for the Regulatory Submissions and related approvals in the PRC and the British Virgin Islands, if any, no consent, waiver, approval, order, permit, Governmental Authorization or other authorization of, or declaration or filing with, or notification to, any Person or Governmental Authority is required on the part of such Purchaser in connection with the execution and delivery of this Agreement, respectively, the compliance by the Purchasers with any of the provisions hereof, or the consummation of the Transactions.

Section 4.7          Legal Proceedings. There is no proceeding pending against such Purchaser that questions or challenges the validity of this Agreement or that may prevent, delay, make illegal or otherwise interfere with the ability of such Purchaser to consummate any of the Transactions.

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ARTICLE 5
COVENANTS

Section 5.1          Access; Cooperation.

(a)     Until the Closing Date, the Company shall (A) upon reasonable advance notice to the Company by the Seller and during regular business hours of the Company, allow the Seller and its accountants, counsel, financial advisors and other representatives who are bound by confidentiality obligations access to, (i) the Company properties and facilities (including all the buildings, structures, fixtures, appurtenances and improvements erected, attached or located thereon), (ii) the Company’s books, financial information (including working papers and data in the possession of the Company or its independent public accountants, internal audit reports, and “management letters” from such accountants with respect to the Company systems of internal control), (iii) Contracts and records of the Company, (iv) such other materials and information about the Company as the Seller may request, (v) members of management and other employees of the Company as the Seller may request, and (vi) such information and materials as are necessary for NeoStem to prepare and file proxy statements and reports under the applicable laws and regulations; and (B) if required by the laws of the PRC, continue to make ordinary course filings in the PRC related to the Company as well as the Regulatory Submission related to the Transactions, all in accordance with the JV Contract; provided, that the MOFCOM Transfer Submission shall be made no later than two (2) Business Days following the Submission Permission Date. Notwithstanding anything to the contrary provided in the foregoing, any access to the Company by the Seller shall be made in an orderly and peaceful fashion in compliance with the public security and other laws of the PRC and shall not adversely impact or otherwise disrupt the Company’s business operations and management.

(b)     Following the Closing and until April 15, 2013, upon request by NeoStem with reasonable advance notice, the Company shall provide to NeoStem all financial and other information, to the extent and only to the extent such financial and other information shall relate to any matters of the Company prior to the Closing, as may be necessary for NeoStem and the Seller, as applicable, to prepare and file all reports as required to be filed with the U.S. Securities and Exchange Commission under the applicable laws of the United States, as well as any Tax Returns. The Company shall provide financial statements for all reporting periods through the Closing Date for inclusion in NeoStem’s financial statements and shall provide access to financial records during this period for NeoStem and its auditors to review and audit such financial statements as needed for proper inclusion in NeoStem’s consolidated financial statements.

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(c)     Fullbright in its capacity as a shareholder of Common Stock shall vote the shares of Common Stock held by it in favor of the Transactions. Solely with respect the matters set forth in this Agreement and for purpose of obtaining the NeoStem Shareholder Approval in accordance with Section 5.5, Fullbright hereby constitutes and appoints the Chief Executive Officer, President, Chief Financial Officer and General Counsel of NeoStem with full power of substitution, as its proxies, and hereby authorizes each of them to represent and to vote all of Fullbright’s Shares of Common Stock in favor of the matters set forth in this Agreement at any meeting of NeoStem’s shareholders held to consider such matters (the “Fullbright Proxy”). The Fullbright Proxy granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the parties in connection with the transactions contemplated by this Equity Purchase Agreement and, as such, is coupled with an interest, and (i) shall be irrevocable unless and until, and (ii) shall automatically expire without any further action from Fullbright on the date when, the NeoStem Shareholder Approval shall have been obtained or the shareholders of NeoStem shall have failed to approve this Agreement and the Transaction at any such meeting of NeoStem’s shareholders for such a purpose. Fullbright hereto hereby revokes any and all previous proxies with respect to the Common Stock and shall not hereafter, unless and until the expiration of the Fullbright Proxy purport to grant any other proxy or power of attorney with respect to any of the Fullbright Shares, deposit any of the Fullbright Shares into a voting trust or enter into any agreement, arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Fullbright Shares, in each case, that would contradict with the grant of the
Fullbright Proxies as set forth in this Section 5.1(c).

(d)     Upon the signing of this Agreement by the Parties, the Board of Directors of the Company shall pass resolutions in substantially the form as set forth on Exhibit C(1) attached hereto, which resolutions shall authorize and approve the Company, immediately upon the signing of this Agreement, to (i) increase the registered capital of the Company by converting the capital reserve and capital surplus accumulated as of December 31, 2011 in the aggregate amount of RMB 72.30 million to paid-in registered capital of the Company (the “Capital Increase”), and (ii) in connection with the Capital Increase, amend and restate the Articles of Association of the Company in substantially the form as set forth on Exhibit C(2) attached hereto, and amend and restate the Joint Venture Contract in substantially the form as set forth on Exhibit C(3) attached hereto (collectively, the “Charter and JV Contract Amendment”; and the process and procedures required to be completed by the Company for purposes of the Capital Increase and the Charter and JV Contract Amendment under the laws of the PRC, the “Capital Increase Procedures”), and (iii) authorize and direct the management of the Company to, immediately upon the signing of this Agreement, apply with MOFCOM for the approval of the Capital Increase, and upon approval thereof, register with the applicable SAIC with respect to the Capital Increase, and otherwise initiate and complete all other Capital Increase Procedures prior to making the regulatory submission to MOFCOM and the applicable SAIC for the approval and registration of the Equity Transfer.

(e)     In accordance with the board resolutions as described in paragraph (d) of this Section, the Company shall use its commercially reasonable best efforts to complete the Capital Increase Procedures as soon as practicable; provided, that the Seller Parties shall cooperate with the Company in good faith in a timely manner to facilitate the Company’s efforts in completing the Capital Increase Procedures; and provided, further, that the Capital Increase shall not incur any cost, liability or tax liability to the Seller Parties. It is understood by the Parties that the Seller Parties shall have the sole authority and responsibility to file any Tax Returns related to their capital gains obligations with respect to the Transactions and that the Purchasers shall not interfere with such filing. The Purchasers shall indemnify the Seller Parties against and shall hold the Seller Parties harmless from any PRC tax liabilities on capital gains caused by or resulting from the Capital Increase under the applicable PRC laws.

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(f)     On or prior to the signing of this Agreement by the Parties, the Board of Directors of the Company shall pass resolutions in substantially the form as set forth on Exhibit D attached hereto, which resolutions shall authorize and direct the Company to repay portions of the EET Shareholder Loans to EET out of its working capital by wire transfer of immediately available funds to an account designated by EET in accordance with the schedules set forth below:

(1)	The RMB equivalent of Four Million Nine Hundred and Twelve Thousand U.S. Dollars (US$4,912,000), which equals 40% of the Purchase Price on or about the tenth (10th) day prior to the expiration of the seventh (7th) week following the Signing Date, which amount shall be immediately used by EET to make the Offshore Second Purchase Price Payment and Onshore Second Purchase Price Payment in accordance with Section 2.2(A) (the “First Repayment”); and

(2)	The RMB equivalent of Six Million and One Hundred and Forty Thousand U.S. Dollars (US$6,140,000), which equals 50% of the Total Cash Purchase Price prior to the earlier of the MOFCOM Transfer Submission or September 30th, 2012 (the “Second Repayment”), which amount shall be immediately used by EET to make the Third Purchase Price Payment in accordance with Section 2.2(A); and

(3)	EET shall deposit the First Repayment and Second Repayment into the Offshore Escrow Account and the Onshore Escrow Account as the Offshore Second Purchase Price Payment, the Onshore Second Purchase Price Payment and the Third Purchase Price Payment in accordance with Section 2.2(A).

(g)     The Company shall repay EET the EET Shareholder Loans as authorized by and in accordance with the resolutions of the Board of Directors of the Company as provided in paragraphs (d) and (f) of this Section. EET hereby agrees that it shall (a) use the First Repayment and the Second Repayment solely to make payment on the Second Purchase Price Payments and the Third Purchase Price Payment, respectively, when such payments are due in accordance with Section 2.2(A), respectively, and (b) in the event the Transaction shall not have been consummated for any reason, shall promptly return such repayment of EET Shareholder Loans to the Company upon the release of the Purchase Price to it by the Escrow Agent from the Offshore Escrow Account and Onshore Escrow Account. The Company agrees that it shall not increase its level of bank debts existing as of the Signing Date as a result of the repayment of the EET Shareholder Loans as set forth in the foregoing.

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(h)      The Seller Parties and the Purchasers shall enter into the Simplified Agreement immediately upon the completion of the Capital Increase Procedures. The Company shall, and NeoStem and EET shall cause the Company to, pass resolutions (i) authorizing and directing the management of the Company to make regulatory filings and submissions with the relevant Governmental Authorities (collectively, the “Regulatory Submission”) for purposes of seeking and obtaining MOFCOM approval of the Equity Transfer (the “MOFCOM Transfer Approval”), registering with the applicable SAIC with respect to the Equity Transfer (the “SAIC Transfer Registration”), seeking approval from SAFE for the currency exchange in connection with the Equity Transfer (the “SAFE Transfer Approval”), and registering with the relevant tax authority with respect to the Equity Transfer (the “Tax Transfer Registration”). Any Regulatory Submission made by the Company for the purpose of obtaining MOFCOM Transfer Approval is referred to herein as the “MOFCOM Transfer Submission” and the date on which the MOFCOM Transfer Submission is made is referred to herein as the “MOFCOM Transfer Submission Date”.

(i)      When the Company has completed the Capital Increase Procedures pursuant to Section 5.1(e), the Company shall notify, via electronic mail transmission, NeoStem of such completion and its readiness to make the MOFCOM Transfer Submission (such notice, the “Readiness Notice”). In the event NeoStem has not obtained the NeoStem Shareholder Approval by the time of the Readiness Notice, the Company shall not make the MOFCOM Transfer Submission until it has been notified by NeoStem, via electronic mail transmission, of its agreement and permission for the Company to make the MOFCOM Transfer Submission (such date, the “Submission Permission Date”). The period between the Readiness Notice and the Submission Permission Date is referred to in this Agreement as the “Delayed Submission Period.” Any notice delivered pursuant to this Section 5.1(i) via electronic mail transmission shall be deemed to have been received on the same date of such delivery unless a system delivery error message shall have indicated otherwise. If the Submission Permission Date shall be a Saturday, Sunday or any national holiday in the PRC on which date MOFCOM is not open for business by applicable PRC law, regulations or policies, then the Submission Permission Date shall be extended to the closest following day on which the applicable MOFCOM is open for business.

(j)      The Company shall, and the Purchasers and EET shall cause the Company to, (i) file for the SAIC Transfer Registration within three (3) Business Days following the date on which the Company shall have received the MOFCOM Transfer Approval, (ii) file for the SAFE Transfer Approval within three (3) Business Days following the date on which the Company shall have received the SAIC Transfer Registration, and (iii) file for the Tax Transfer Clearance within three (3) Business Days following the date on which the Company shall have completed the SAIC Transfer Registration. A representative designated by NeoStem shall have the right to closely monitor the Company’s preparation and filing for all the Regulatory Submissions in the PRC and accompany the Company’s employees in the actual filing of any such Regulatory Submission. With respect to any Regulatory Submission in the PRC, the Company shall promptly provide to the Seller Parties a copy of any receipt provided by the relevant Governmental Authority evidencing such Regulatory Submission.

Section 5.2          Operation of the Business of the Company.

(a)      Until the Closing, except as otherwise set forth in this Agreement or as otherwise consented to by the Seller Parties and the Purchasers (in each case, which consent may not be unreasonably withheld, conditioned or delayed), the Company shall, and each of the Seller Parties and EET shall (if within its power to control) cause the Company to (or, as the case may be, not take any action which would cause the Company not to):

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(i)	conduct its business in the ordinary course of business in all material respects; and

(ii)	use its commercially reasonable best efforts to (A) preserve the present business operations, organization (including officers and Employees) and goodwill of the Company and (B) preserve the present relationships with Persons having business dealings with the Company (including customers and suppliers).

(b)      Until the Closing, except as otherwise set forth in this Agreement or as otherwise consented to by the Seller Parties and the Purchasers (in each case, which consent will not be unreasonably withheld, conditioned or delayed), the Company shall not, and each of the Seller Parties and EET shall cause the Company not to (or, as the case may be, take any action which would cause or permit the Company to):

(i)	transfer, issue, sell, dispose or, pledge or encumber any of its equity interests or securities convertible into any such equity interests, or any options, warrants or rights to acquire any such equity interests, or take any loans or otherwise incur indebtedness for borrowed money such that the total aggregate indebtedness of the Company (excluding any accounts receivable and accounts payable incurred in the ordinary course of the Company’s business as part of the Company’s working capital) shall exceed the level on June 14, 2012;

(ii)	declare, set aside or pay any dividend or other distribution in respect of its equity interests, whether or not otherwise required pursuant to the terms of the JV Contract, or, except for the EET Loan Repayments as required under Section 5.1(f), make payments to EET under or related to loans from EET to the Company;

(iii)	effect any recapitalization, reclassification, or any change in the capitalization of the Company, or amend the terms of any outstanding equity interests of the Company (other than as contemplated under Section 5.1(d));

(iv)	terminate, amend, restate, supplement or waive any rights under any material Contract, other than in the ordinary course of business;

(v)	acquire any material properties or assets or sell, assign, license, transfer, convey, lease or otherwise dispose of any of the material properties or assets of, or used by, the Company, other than in the ordinary course of business;

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(vi)	issue, create, incur, assume, guarantee, endorse or otherwise become liable or responsible with respect to (whether directly, contingently or otherwise) any indebtedness from third parties, other than in the ordinary course of business;

(vii)	enter into any commitment for capital expenditures of the Company other than in the ordinary course of business and consistent with past practice, or increase the compensation level of any board member or consultant;

(viii)	except as may be required by the generally accepted accounting principles in the PRC or as a result of changes in applicable laws and regulations in the PRC, make a change in its accounting or tax reporting principles, methods or policies except as required by applicable laws and regulations;

(ix)	materially change or modify its credit, collection or payment policies or practices, other than in the ordinary course of business;

(x)	change the Company’s commercial banks and related signatories in effect on the date hereof;

(xi)	take any action which would materially and adversely affect the ability of the Parties to consummate the Transactions;

(xii)	except as contemplated under this Agreement, make or change any material tax election, settle or compromise any material tax liability, file any material Tax Return, amend any Tax Return, or enter into any closing or other tax agreement with a Government Authority; or

(xiii)	agree to do anything (A) prohibited by this Section 5.2, or (B) intended to make any of the representations and warranties of the Seller or Purchaser in this Agreement or untrue or incorrect in any material respect or could result in any of the conditions to the Closing not being satisfied.

(c)      Notwithstanding anything to the contrary provided herein, this Section 5.2 shall not be interpreted to restrict or prohibit the Company from performing any of its obligations under any existing Contract with respect to which the Company has performance obligations beyond the Signing Date, or otherwise adversely affect the Company’s ability to carry on its normal business operations and management.

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Section 5.3          Consents and Filings; Commercially Reasonable Best Efforts.

(a)      Subject to the terms and conditions provided in this Section 5.3, each Seller Party and Purchaser shall use its commercially reasonable best efforts to assist the Company to obtain at the earliest practicable date all consents, waivers and approvals (including any approval and/or registration related to the Capital Increase Procedures, the MOFCOM Transfer Approval, the SAIC Transfer Registration, the SAFE Transfer Approval, and the Tax Transfer Registration) from, and provide all notices to, all necessary Persons, which consents, waivers, approvals and notices are required to consummate, or in connection with, the Transactions in accordance with this Agreement. The responsibilities and obligations of each Seller Party and Purchaser to provide assistance under this Section 5.3(a) shall include, without limitation, executing, delivering, and providing all documentations and authorizations necessary for the Regulatory Submission. It is understood by the Parties that, subject to the obligations and responsibility to assist as described in the foregoing sentence, the Seller Parties shall not have any other obligations in providing assistance pursuant to this Section 5.3(a).

(b)      Subject to, and not in limitation of, Section 5.3(a), each Seller Party and each Purchaser shall use its commercially reasonable best efforts to (i) take, or cause to be taken, all actions necessary or appropriate to consummate the Transactions and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the Transactions.

Section 5.4          Confidentiality; Public Announcements.

(a)      The Parties agree that the existence and content of this Agreement shall remain confidential until a press release or stock exchange release is published as agreed upon between the Seller Parties, on the one hand, and the Purchasers, on the other hand. To the extent that the existence or content of this Agreement is required to be disclosed to any third party, excluding any disclosure required by the applicable laws and regulations or any applicable Governmental Authority, permission shall be obtained from the other party.

(b)      Any announcement or similar publicity such as a press release that the Parties may be required to make public under applicable laws and regulations with respect to this Agreement or the Transactions shall be issued, if at all, at such time and in such manner as agreed to by the Parties, it being understood that the Parties may be required to make certain disclosures, filings and announcements in accordance with applicable U.S. securities laws or securities listings standards, and/or the PRC Governmental Authority as contemplated under this Agreement and such disclosures, filings and announcements are not subject to the restrictions in this Section 5.4. Unless contemplated by this Agreement, required by applicable laws and regulations, or otherwise determined by a court of competent jurisdiction, each Party shall, and shall cause its Affiliates to, keep this Agreement strictly confidential and make no disclosure thereof to any Person without the prior written consent of the other Parties.

Section 5.5          Shareholder Approval of NeoStem. Upon the signing of this Agreement, NeoStem shall, as promptly as practicable, seek its shareholder approval of this Agreement and the Transactions in accordance with its Governing Documents and the applicable laws and regulations (such shareholder approval, the “NeoStem Shareholder Approval”) and shall promptly notify the Purchasers and the Company of the result of its shareholder voting with respect to this Agreement and the Transactions.

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Section 5.6          No-Shop, Transfer; No Encumbrances on the Erye Interest. Immediately following the MOFCOM Transfer Submission, the Seller Parties shall not, and they shall not engage in any discussion or enter into any agreement, commitment or understanding with any third party to, sell, transfer, or assign the Erye Interest, and the Affiliates of the Seller Parties shall not encourage, facilitate, assist or cause the Seller Parties to enter into any agreement, commitment or understanding or discussion thereof with any third party to sell, transfer, or assign the Erye Interest. Immediately following the Signing Date, the Seller Parties shall not take any actions that result, or could reasonably be expected to result, in any Encumbrance on the Erye Interest.

Section 5.7          The Purchasers shall provide to NeoStem (i) a copy of the business license of Suzhou Erye Zong He Commerce & Trade Co., Ltd. (苏州二叶综合商贸有限公司), showing Fullbright and EET as its equity holders, and (ii) a copy of tax clearance documentation showing that any taxes payable by the Seller in connection with the transfer by the Seller of its equity interest in Suzhou Erye Zong He Commerce & Trade Co., Ltd. (苏州二叶综合商贸有限公司) to Fullbright shall have been paid and cleared.

Section 5.8          Notification of Certain Matters. Each of the Seller Parties will give notice to the Purchasers and each of the Purchasers will give notice to the Seller Parties, as promptly as reasonably practicable upon becoming aware of (a) any fact, change, condition, circumstance, event, occurrence or non-occurrence that has caused or is reasonably likely to cause any representation or warranty in this Agreement made by it to be untrue or inaccurate in any respect at any time after the date hereof and prior to the Closing, (b) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder or (c) the institution of or the threat of institution of any proceeding against the Seller Parties, the Purchasers or the Company related to this Agreement or the Transactions; provided that the delivery of any notice pursuant to this Section 5.8 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice, or the representations or warranties of, or the conditions to the obligations of, the Parties.

Section 5.9          Further Actions. Subject to the other express provisions of this Agreement, upon the request of any Party, the other Parties will execute and deliver such other documents, instruments and agreements as the requesting Party may reasonably require for the purpose of carrying out the intent of this Agreement and the Transactions.

Section 5.10          Resignation. Prior to the MOFCOM Transfer Submission, each of Robin L. Smith and Eric Wei shall deliver a duly executed resignation letter which shall provide for the resignation of each such person from the Company’s Board of Directors, effective upon the Company’s obtaining the MOFCOM Transfer Approval.

ARTICLE 6
CONDITIONS PRECEDENT TO OBLIGATION TO CLOSE

Section 6.1          Conditions to the Obligations of the Parties. The obligation of the Parties to consummate the transfer of the Erye Equity is subject to the satisfaction or waiver, on or prior to the Closing Date, of each of the following conditions:

(a)      NeoStem shall have obtained the NeoStem Shareholder Approval;

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(b)      The Company shall have completed the Capital Increase Procedures;

(c)      The Company shall have obtained MOFCOM Transfer Approval, completed SAIC Transfer Registration and SAFE Transfer Approval with regard to the Equity Transfer; and

(d)      No applicable Governmental Authority shall have enacted, issued, promulgated, enforced or entered any order, decree or ruling (whether temporary, preliminary or permanent), that is then in effect and that enjoins, restrains, makes illegal or otherwise prohibits the consummation of the Transactions.

Section 6.2          Conditions to the Obligations of the Seller Parties. The obligation of the Seller Parties to consummate the transfer of the Erye Equity is subject to the satisfaction, on or before the Closing Date, of each of the following conditions (any of which may be waived by the Seller, in whole or in part):

(a)      The Seller Parties shall have received each of the closing deliveries as set forth in Section 2.6(b).

Section 6.3          Conditions to the Obligations of the Purchasers. The obligation of the Purchasers to consummate the Transactions is subject to the satisfaction, on or before the Closing Date, of each of the following conditions (any of which may be waived by the Purchasers, in whole or in part):

(a)      The Purchasers shall have received each of the closing deliveries as set forth in Section 2.6(a).

ARTICLE 7
TERMINATION

Section 7.1          Termination Events. Subject to Section 7.1(b), this Agreement may, by written notice given before the earlier of the Closing or any applicable cutoff date as specified below, be terminated:

(a)      by mutual consent of the Purchasers, on the one hand, and the Seller Parties, on the other hand;

(b)      by the Seller Parties, on the one hand, or the Purchasers, on the other hand, if a Party fails to perform in a material respect any of its obligations under this Agreement; provided, however, a breaching Party shall not be permitted to terminate this Agreement;

(c)      by the Purchasers for any reason on or prior to the earlier of the MOFCOM Transfer Submission Date or September 30, 2012; provided, however, that if the MOFCOM Transfer Submission is delayed by NeoStem as described in Section 5.1(i) such that the Submission Permission Date would be later than September 30, 2012, then the date by which the Purchasers may elect to terminate this Agreement pursuant to this Section 7.1(c) shall automatically be extended by the Delayed Submission Period.

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(d)      by the Seller Parties, solely as a result of the Seller Parties selling the Erye Interest to a third party pursuant to terms and conditions superior to the terms and conditions as set forth in this Agreement (the “Third Party Transaction”), if required, as consistent with the fiduciary duties of its board of directors, under Delaware law as supported by the opinion of the Seller Parties’ legal counsel; provided, that if the Seller Parties terminate this Agreement pursuant to this Section 7.1(d), the Seller Parties shall pay, prior to the effectiveness of the termination pursuant to this Section 7.1(d), a breakup fee to the Purchasers in the aggregate amount of Six Hundred and Fourteen Thousand US Dollars (US$614,000), being equal to 5% of the Total Cash Purchase Price (the “Break-up Fee”);

(e)      by the Seller Parties if NeoStem has failed to obtain the NeoStem Shareholder Approval after using all reasonable efforts to satisfy the conditions of this Agreement; and

(f)      by any Party, if any applicable Governmental Authority shall have enacted, issued, promulgated, enforced or entered any order, decree or ruling (whether temporary, preliminary or permanent) that is then in effect and that enjoins, restrains, makes illegal or otherwise prohibits the consummation of the Transaction.

Section 7.2          Effect of Termination, Non-occurrence of Closing and Other Matters.

(a)      If this Agreement is terminated pursuant to Section 7.1(a), the Seller Parties, on the one hand, and the Purchasers, on the other hand, shall mutually determine the effect of such termination.

(b)      If this Agreement is terminated due to a Party’s failure to perform in a material respect any of its obligations under this Agreement pursuant to Section 7.1(b), the non-breaching Party shall be entitled to indemnification for and against all Losses in accordance with Article 8, including without limitation the refund of any money received by the breaching Party or any money deposited into the Escrow Accounts by the Purchasers.

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(c)      If the Agreement is terminated pursuant to Section 7.1(c), then, (i) the Offshore Second Purchase Price Payment deposited into the Offshore Escrow Account by the Purchasers and the Onshore Second Purchase Price Payment deposited into the Onshore Escrow Account by the Purchasers shall be released and returned to the Purchasers to an account or account(s) designated by the Purchasers and all Transfer Restrictions on the NeoStem Securities set forth in Section 2.2(B) shall immediately terminate and NeoStem shall take all necessary actions to remove any such Transfer Restrictions imposed on the NeoStem Securities immediately upon such termination without further actions by the Purchasers, Mr. Shi Mingsheng or Madame Zhang Jian, as applicable, (ii) NeoStem shall release and return the Fullbright Certificates and the Fullbright Warrants to Fullbright as soon as practicable but shall in no event be later than five (5) Business Days following such termination, and (iii) the First Purchase Price Payment paid to the Seller Parties shall become nonrefundable as liquidated damages but not as penalty, which liquidated damages shall be the sole and exclusive remedy in law and equity available to the Seller Parties upon such termination by the Purchasers, and Section 8.1 shall not apply. In addition, if this Agreement has been terminated pursuant to Section 7.1(b) by the Seller Parties because of a material breach of this Agreement by the Purchasers, or if this Agreement has been terminated pursuant to Section 7.1(c), the Company shall, and the Seller and EET shall undertake to cause the Company to, upon written request by the Seller Parties, (A) complete all the regulatory filings and submissions (the “Replacement Regulatory Submissions”) to the relevant Chinese Governmental Authorities required for the consummation of the sale of the Erye Interest by the Seller to any third party; provided, that the Seller Parties shall provide the Company with all the information and documents (the “Replacement Supporting Materials”) reasonably required for such regulatory filings and submissions with the relevant Chinese Governmental Authorities and guarantee the truthfulness of such information and documents. The Company shall make all the Replacement Regulatory Submissions and complete the related regulatory procedures within 90 Business Days following the Company’s receipt of all the Replacement Supporting Materials (such 90-Business-Day period shall commence on the date when the Chinese Governmental Authorities have received the first Replacement Regulatory Submission and issued a properly endorsed receipt bearing such date; provided, that if the Governmental Authority shall, upon receipt of the first Replacement Regulatory Submission and any supplemental submission, if any, thereafter advise the Company of its requirement for additional information and documentation, then the 90-Business-Day period shall commence on the date such additional information and documentation are submitted to the Governmental Authority). If the Seller Parties desire that the Company make regulatory filings and registrations in any situation other than a sale of the Erye Interest to a third party, the Parties shall approach such regulatory filings and registrations as mutually agreed.

(d)      If the Seller Parties elect to terminate this Agreement pursuant to Section 7.1(d), then, prior to the effectiveness of such termination, the Break-up Fee shall have been paid to the Purchasers as liquidated damages but not as penalty, which liquidated damages shall be the sole and exclusive remedy in law and equity available to the Purchasers upon the payment of the Break-up Fee to the Purchasers, and Section 8.2 shall not apply. Upon termination of this Agreement pursuant to Section 7.1(d), all money paid to the Seller Parties and/or deposited into the Escrow Accounts as part of the Total Cash Purchase Price and all NeoStem Securities shall be released and returned to the Purchasers as soon as practicable but shall in no event be later than two (2) Business Days following such termination.

(e)      If this Agreement is terminated pursuant to Section 7.1(e), then the Seller Parties shall pay to the Purchasers One Million Two Hundred and Twenty-Eight Thousand U.S. Dollars (US$1,228,000), being equal to 10% of the Cash Purchase Price, as liquidated damages but not as penalty, which payment of liquidated damages shall be the sole and exclusive remedy in law and equity available to the Purchasers upon such termination by the Purchasers and Section 8.2 shall not apply. Upon termination of this Agreement pursuant to Section 7.1(e), all money paid to the Seller Parties and/or deposited into the Escrow Accounts as part of the Total Cash Purchase Price and all NeoStem Securities shall be released and returned to the Purchasers as soon as practicable but shall in no event be later than two (2) Business Days following such termination.

(f)      Notwithstanding anything to the contrary provided in this Section 7.2, Sections 5.4 and 7.2, Articles 8 and 9 shall survive any termination of this Agreement.

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ARTICLE 8
INDEMNIFICATION

Section 8.1          Indemnification by the Purchasers. From and after the Signing Date, the Purchasers shall indemnify the Seller Parties and their respective Affiliates against, and agree to hold them harmless from, any and all claims, losses, liabilities, costs and expenses (including expenses in connection with any action, suit or proceeding, whether involving a third party claim or a claim solely between the Parties) (individually, a “Loss” and, collectively, “Losses”), as incurred (payable promptly upon written request), for or on account of or arising from or in connection with or otherwise with respect to (i) any breach of any representation or warranty of the Purchasers contained in this Agreement, (ii) any breach of any covenant or any failure to perform any obligation of the Purchasers contained in this Agreement, (iii) any fees, expenses or other payments incurred or owed by the Purchasers to any brokers, financial advisors or other comparable persons retained or employed by it in connection with the Transactions, (iv) any claims, allegations, proceedings, suits, threatened suits and other challenges with respect to legitimacy and/or fairness of this Agreement and the Transactions made or filed in the PRC, and (v) any Loss arising out of any Liability based on the facts and circumstances occurred after the Closing, arising out of or in any way related to the business or operations of the Company, including without limitation any of the following: (A) any action, suit, claim, trial, demand, investigation, arbitration or other proceeding by any Person against the Company relating to or arising in any way out of the business or operations of the Company after the Closing; (B) any Liabilities or obligations of the Company, the Seller or any of its Affiliates, for taxes due in the PRC related in any way to the Company, its business or ownership thereof including all assessments and fines; and (C) relating to governmental filings or the failure to make required governmental filings after the Closing.

Section 8.2          Indemnification by the Seller Parties. From and after the Signing Date, the Seller Parties shall indemnify the Purchasers and their respective Affiliates against, and agree to hold them harmless from, any Loss, as incurred (payable promptly upon written request), for or on account of or arising from or in connection with or otherwise with respect to (i) any breach of any representation or warranty of the Seller Parties contained in this Agreement, (ii) any breach of any covenant or any failure to perform any obligation of the Seller Parties contained in this Agreement, (iii) any fees, expenses or other payments incurred or owed by the Seller Parties to any brokers, financial advisors or other comparable persons retained or employed by it in connection with the transactions contemplated by this Agreement, (iv) any claims, allegations, proceedings, suits, threatened suits and other challenges with respect to the legitimacy and/or fairness of this Agreement and the Transaction made or filed in the U.S., and (v) any Loss arising out of any Liability of the Seller Parties after the Closing, arising out of or in any way related to the business or operations of the Seller Parties, including without limitation any of the following: (A) any action, suit, claim, trial, demand, investigation, arbitration or other proceeding by any Person relating to or arising in any way of out of the business or operations of the Seller Parties after the Closing; (C) relating to United States governmental filings or the failure to make required United States governmental filings after the Closing; and (D) relating to alleged violations of applicable United States federal or state laws and rules.

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ARTICLE 9
GENERAL MATTERS

Section 9.1          Further Assurances. From time to time, as and when requested by any Party, each Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions, as such other Party may reasonably deem necessary to consummate the Transactions.

Section 9.2          Entire Agreement. This Agreement contains the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior and contemporaneous arrangement or understanding with respect thereto.

Section 9.3          Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

Section 9.4          Governing Law; Jurisdiction. The formation, validity, interpretation, execution, amendment and termination of this Agreement shall be government by the published laws of the PRC.

Section 9.5           Dispute Resolution.

(a)      Any dispute between the Seller Parties, on the one hand, and the Purchasers, on the other hand, arising from or in connection with this Agreement shall be resolved in a lawsuit filed with the local People’s Court in Suzhou if the lawsuit is filed by the Seller Parties or in the Second Intermediary People’s Court in Beijing if the lawsuit is filed by the Purchasers. The Parties agree that this Agreement is signed in both Suzhou and Beijing.

(b)      During the period when a dispute is being resolved, the Parties shall in all other respects continue their implementation of this Agreement.

Section 9.6          Notice. All notices and other communications under this Agreement must be in writing and are deemed duly delivered when (a) delivered if delivered personally or by internationally recognized overnight courier service (costs prepaid), or (b) sent by facsimile or email with confirmation of transmission by the transmitting equipment (or, the first Business Day following such transmission if the date of transmission is not a Business Day); in each case to the following addresses or facsimile numbers and marked to the attention of the individual (by name or title) designated below (or to such other address, facsimile number, email address or individual as a party may designate by notice to the other parties):

If addressed to the Seller Parties:

NeoStem, Inc.

420 Lexington Avenue

Suite 450

New York, NY 10170

The United States of America

Attention: Robin L. Smith, M.D., CEO

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E-Mail: rsmith@neostem.com

With a copy to,

Lowenstein Sandler PC
65 Livingston Avenue
Roseland, NJ 07068
The United States of America
Attention: Alan Wovsaniker, Esq.
Email: awovsaniker@lowenstein.com

and

Reed Smith LLP
355 South Grand Avenue, Suite 2900
Los Angeles, CA 90071
The United States of America
Attention: Jinshu “John” Zhang
Email: jzhang@reedsmith.com

If addressed to the Purchasers:

Fullbright Finance Limited

Suzhou Erye Economic and Trade Co., Ltd.

c/o Suzhou Erye Pharmaceutical Co., Ltd.

Address:

Xiang Cheng District, Huang Di County, Dong Qiao, An Min Road

Suzhou, Jiangsu Province (zip code: 215131)
The People’s Republic of China

Attention: Mr. Shi Mingsheng

E-Mail: szerye@126.com

With a copy to,

Winston & Strawn LLP

1515 Nanjing Road West, Kerry Centre, Suite 3106

Shanghai 200040

The People’s Republic of China

Attention: Laura H. Luo, Esq.

Email: lluo@winston.com

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If addressed to the Company:

Suzhou Erye Pharmaceutical Co., Ltd.

Address:

Xiang Cheng District, Huang Di County, Dong Qiao, An Min Road

Suzhou, Jiangsu Province (zip code: 215131)
The People’s Republic of China

Attention: Mr. Shi Mingsheng

E-Mail: szerye@126.com

Section 9.7          Partial Invalidity. If any term or provision of this Agreement is at any time held to be invalid by any court of competent jurisdiction, such invalidity shall not affect the remaining terms and provisions of this Agreement, which shall continue to be in full force and effect.

Section 9.8          Interpretation. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall have the meaning as defined in this Agreement. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.

Section 9.9          Assignability; Parties in Interest. This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the Parties and their respective successors and assigns. This Agreement shall not be assignable by any Party (by operation of law or otherwise) without the express written consent of the other Parties; except that Fullbright is permitted to assign this Agreement to one or more of its Affiliates, except for its obligations under Sections 2.2(B), 2.6(b) and 5.1(c). Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, other than the Parties hereto, any right, benefit or remedy of any nature.

Section 9.10          Language. This Agreement is prepared in both English and Chinese.

[Signature page follows]

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IN WITNESS WHEREOF, this Agreement has been executed as of the date first above written.

PURCHASERS:

FULLBRIGHT FINANCE LIMITED

By:	/s/ Shi Mingsheng
Name: Shi Mingsheng
Title:

SUZHOU ERYE ECONOMY & TRADE CO., LTD.

By:	/s/ Shi Mingsheng
Name: Shi Mingsheng
Title:

SELLER PARTIES:

NEOSTEM INC.

By:	/s/ Robin L. Smith
Name: Robin L. Smith., M.D.
Title: Chief Executive Officer

CHINA BIOPHARMACEUTICALS HOLDINGS, INC.

By:	/s/ Robin L. Smith
Name: Robin L. Smith
Title:

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THE COMPANY

SUZHOU ERYE PHARMACEUTICAL CO., LTD.

By:	/s/ Zhang Jian
Name: Zhang Jian
Title:

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INDEX OF EXHIBITS

Exhibit A	Offshore Purchase Price Escrow Agreement

Exhibit B	Onshore Purchase Price Escrow Agreement

Exhibit C	(1) Capital Increase Board Resolutions

(2) Amended and Restated Articles of Associations related to the Capital Increase

(3) Amended and Restated Joint Venture Contract related to the Capital Increase

Exhibit D	EET Shareholder Loan Repayment Board Resolutions